Graubard Miller The Chrysler Building 405 Lexington Avenue NEW YORK, N.Y. 10174-1101
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eschwartz@graubard.com

November 10, 2020

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pivotal Investment Corp. II

Registration Statement on Form S-4

Filed October 2, 2020

File No. 333-249248

Ladies and Gentlemen:

On behalf of Pivotal Investment Corporation II (“Pivotal”), we respond as follows to the Staff’s comment letter, dated November 2, 2020, relating to the above-captioned amended Registration Statement on Form S-4 (“Registration Statement”). Captions and page references herein correspond to those set forth in amended filing of the Registration Statement, a copy of which has been marked with the changes from the initial filing of the Registration Statement. Capitalized terms used but not defined in this letter have the meanings ascribed to them in the Registration Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided Pivotal’s response to each comment immediately thereafter.

Form S-4 filed October 2, 2020

Cover Page

1.	Please disclose the current Exchange Ratio.

In response to the Staff’s comment, Pivotal has revised the disclosure on the cover page of the Registration Statement to include the Exchange Ratio as requested.

Securities and Exchange Commission

November 10, 2020

Summary of the Material Terms of the Merger, page 1.

2.	Refer to the fourth bullet. Please tell us how you intend to effect the transactions described in that bullet. We note that those securities are not included in your fee table.

The XL options and warrants described in the fourth bullet will convert automatically into options and warrants of Pivotal in accordance with their terms upon completion of the Merger, and Pivotal will assume the obligations thereunder pursuant to the Merger Agreement. Because the conversion is automatic and in accordance with the existing terms of the securities, it does not involve any investment decision by the warrant and option holders and accordingly there will be no “sale” of securities or “offer to sell” securities to the XL warrant and option holders for purposes of Section 2(a)(3) of the Securities Act of 1933, as amended. Accordingly, Pivotal respectfully advises the Staff that the Registration Statement is not registering the options and warrants being assumed by Pivotal in the Merger.

On the other hand, Pivotal is registering on the Registration Statement the Pivotal shares issuable upon exercise of the XL options and warrants, so that the Registration Statement covers sufficient shares in the event those options and warrants are exercised prior to closing. Pivotal has revised footnote 1 to the Registration Fee Table to clarify that the aggregate shares being registered include the shares of Pivotal common stock issuable upon exercise of the options and warrants.

After the closing, Pivotal intends to file a registration statement on Form S-8 to cover the exercise (following the closing of the Merger) of the options being assumed by Pivotal in connection with the Merger. In addition, Pivotal intends to file a registration statement on Form S-1 covering the resale (following the closing of the Merger) of the Pivotal shares of common stock issuable upon exercise of the warrants being assumed by Pivotal.

Questions and Answers about the Proposals, page 4

3.	Please add question and answer that addresses the interests of the Sponsor and Pivotal’s directors and officers in the Business Combination.

In response to the Staff’s comment, Pivotal has revised the disclosure on page 9 of the Registration Statement to add a new question and answer as requested.

Interests of the Sponsor and Pivotal’s Directors and Officers in the Business Combination, page 22

4.

We note that you intend to include the value of the Sponsor shares and warrants as of the record date for the special meeting. In your next amendment please fill in the blanks to include the value as of the most practicable date.

In response to the Staff’s comment, Pivotal has revised its disclosure on page 23 and throughout the Registration Statement as requested.

Securities and Exchange Commission

November 10, 2020

Selected Historical Financial Information, page 29

5.

Based upon your audited financial statements of Pivotal included elsewhere in the filing, Pivotal was incorporated on March 20, 2019 and your audited financial statements include the balance sheet as of December 31, 2019 and statement of operations for the period from March 20, 2019 (inception) to December 31, 2019. We note the periods disclosed in the third paragraph of this section do not correspond to the periods in your audited financial statements. Please revise your disclosures in this section accordingly.

In response to the Staff’s comment, Pivotal has revised the disclosure on page 30 and throughout the Registration Statement, such that all references to the audited financial statements for the year ended December 31, 2019 have been changed to refer to the audited financial statements for the period from March 20, 2019 (inception) to December 31, 2019.

Selected Unaudited Pro Forma Combined Financial Statements, page 31

6.

We refer to the third bullet point on page 31. You indicate Pivotal’s audited financial statements are based on the year ended December 31, 2019; however, Pivotal was incorporated on March 20, 2019 and the audited financial statements are for a period shorter than a year. We also note in the penultimate paragraph on the same page, you refer to the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2019 as combining the audited statement of operations of Pivotal for the year ended December 31, 2019 with the audited consolidated statement of operation of XL for the same period. As the audited statement of operations for Pivotal is less than a year, please revise your disclosures to refer to the appropriate audited period of Pivotal. Please revise similar disclosures contained elsewhere in the filing with respect to Pivotal’s audited financial statements for 2019 (e.g. page 34, 105, 106, etc.), as appropriate.

In response to the Staff’s comment, Pivotal has revised the disclosure on page 32 and throughout the Registration Statement such that all references to the audited financial statements for the year ended December 31, 2019 have been changed to refer to the audited financial statements for the period from March 20, 2019 (inception) to December 31, 2019.

Risk Factors, page 36

7.

It appears from your disclosure beginning on page 91 that the tax consequences of the transaction are uncertain. If so, please revise to add a risk factor relating to that uncertainty, and describe the risks to investors. Please also file the opinion required by Item 601(b)(8) of Regulation S-K.

Securities and Exchange Commission

November 10, 2020

In response to the Staff’s comment, Pivotal has revised the disclosure on page 60 of the Registration Statement and intends to file the opinion required pursuant to Item 601(b)(8) of Regulation S-K as Exhibit 8 to a subsequent amendment to the Registration Statement.

Risk Factors

Risk Related to XL’s Business and Industry

XL is an early stage company with a history of losses, and expects to incur significant expenses and continuing losses, page 36

8.

You disclose in the first sentence of the risk factor that XL incurred a net loss of approximately $8 million for the six months ended June 30, 2020 and has incurred net losses of approximately $35 million from January 1, 2018 through June 30, 2020; however, based upon the financial statements for the related periods included in the filing, we note XL incurred a net loss of approximately $14.4 million for the six months ended June 30, 2020 and net losses of $42.2 million from January 1, 2018 through June 30, 2020. Please advise or revise your disclosures, accordingly.

In response to the Staff’s comment, Pivotal has revised the disclosure in this risk factor on page 37 of the Registration Statement to conform with XL’s financial statements for the periods as of and for the nine months ended September 30, 2020.

Increases in costs, disruption of supply . . . , page 45

9.

If the risks to which you refer have actually occurred or are occurring, as indicated by your disclosures on pages 167-69, please revise to state so directly, rather than presenting the risk as a possibility.

In response to the Staff’s comment, Pivotal has revised the disclosure starting on page 46 of the Registration Statement as requested.

Background of the Merger , page 81

10.	Please revise to discuss the exception to the interim operating covenants for certain actions taken in response to the COVID-19 pandemic.

In response to the Staff’s comment, Pivotal has revised the disclosure on pages 83 and 84 of the Registration Statement as requested.

Pivotal’s Board of Directors’ Reasons for Approval of the Business Combination, page 85

11.	Please clarify how long XL’s current stockholders have agreed to retain 100% of their equity interests in the Business Combination.

Securities and Exchange Commission

November 10, 2020

In response to the Staff’s comment, Pivotal has updated the disclosure under the subheading “Commitment of Current Stockholders” on page 87 of the Registration Statement as requested.

Certain Forecasted Financial Information for XL, page 87

12.

We note your disclosure of significant estimated growth in total revenue year over year starting in 2021. Among the drivers you disclose include growth in the number of XL hybrid electric, plug-in hybrid electric, electric, and fuel cell electric systems sold, and the average sales price per system as well as growth in system sales to international customers and revenue from commissions and services. To help investors better understand the forecast, please describe in more detail the relative weight of the drivers disclosed in arriving at your total revenue estimates.

In response to the Staff’s comment, Pivotal has revised the disclosure on page 88 of the Registration Statement as requested.

Satisfaction of 80% Test, page 89

13.	Please expand to clarify how your board determined that the value of XL was at least equal to 80% of the balance of funds in the trust account.

In response to the Staff’s comment, Pivotal has updated the disclosure on page 90 of the Registration Statement as requested to clarify how Pivotal’s board determined that the value of XL was at least 80% of the funds in the trust account.

Unaudited Pro Forma Condensed Combined Financial Statements, page 105

14.	Please revise the introductory paragraph on page 105 to explain the pro forma presentation is giving effect to the transaction as a reverse acquisition and recapitalization of XL.

In response to the Staff’s comment, Pivotal has revised the introductory paragraph on page 108 of the Registration Statement as requested to clarify that the pro forma presentation is giving effect to the transaction as a reverse acquisition and recapitalization of XL.

15.

We refer to pro forma adjustment E related to the loss from extinguishment of debt of $1,038,000 on the face of the unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2020. Please explain to us and revise your notes to the pro forma financial statements why this adjustment is appropriate and meets the requirements for pro forma presentation under Article 11 of Regulation S-X.

Securities and Exchange Commission

November 10, 2020

In response to the Staff’s comment, Pivotal has revised its pro forma disclosure on page 119 of the Registration Statement to provide a separate pro forma adjustment (now Note E) for the reversal of the loss on extinguishment of debt.

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements Pro Forma Condensed Combined Balance Sheet - as of June 30, 2020, page 111

16.	Please revise your disclosure to include how the exchange ratio of .756 included in the table at the top of page 114 was determined.

In response to the Staff’s comment, Pivotal has revised the disclosure on page 114 of the Registration Statement as requested to provide the computation of the exchange ratio.

Pro Forma Condensed Combined Statement of Operations - For the Six Months Ended June 30, 2020, page 115

17.

We refer you to Note G. You disclose the adjustment to record pro forma effect of the maximum redemption of Pivotal’s common stock is 21,775,816 shares. However, we note the corresponding adjustment on the face of the pro forma statement of operations for the six months ended June 30, 2020 on page 109 indicates an adjustment of 21,768,560 shares. Please advise or revise to fix the discrepancy.

In response to the Staff’s comment, Pivotal has revised the disclosure on page 119 of the Registration Statement as requested to fix the discrepancy. Note G (now updated to Note I) has been revised to properly reflect the adjustment on the statement of operations.

Pro Forma Combined Net Loss Per Share, page 116

18.

Please tell us how the exchange ratio used in the table was determined and reconcile the exchange ratio with the one used in Note 7 on page 114. As part of your response, please explain to us the reason(s) for the difference.

In response to the Staff’s comment, Pivotal has revised the disclosure on page 114 of the Registration Statement as requested. Pivotal respectfully advises the Staff that the exchange ratio used in Note 7 on page 117 of the Registration Statement was calculated as if the Merger were to occur on September 30, 2020, whereas the exchange ratio used in Item IV on page 120 was calculated as if the Merger were to occur on January 1, 2019.

Securities and Exchange Commission

November 10, 2020

The following sets forth Pivotal’s computations of the exchange ratio as if the Merger had occurred on each of September 30, 2020 and January 1, 2019:

Calculation of Exchange Ratio

	As of September 30, 2020	As of January 1, 2019
Net shares available to be issued to XL Fleet shareholders (A)	98,875,000	98,875,000

Shares outstanding of XL Fleet
Common stock	11,639,966	10,265,945
Preferred stock	99,481,041	94,661,692
Convertible promissory notes	2,218,649	—
Stock options	15,900,812	10,673,232
Warrants	2,139,548	1,430,378

Total shares of XL Fleet, fully diluted (B)	131,380,016	117,031,247

Exchange Ratio ((A) divided by (B))	0.753	0.845

19.	Please explain why the number of maximum redemption of Pivotal shares in the table is the same for the six month ended June 30, 2020 and for the year ended December 31, 2019.

For the purposes of the pro forma disclosures in this table, the Merger is assumed to have been consummated on January 1, 2019 for both the six months ended June 30, 2020 (now the nine months ended September 30, 2020) and for the year ended December 31, 2019. Because the maximum number of redemptions is calculated as of this same date for each time period, the amount is the same for each time period. Accordingly, Pivotal respectfully submits that the existing presentation is appropriate.

Pro Forma Condensed Combined Statement of Operations - For the Year Ended December 31, 2019, page 116

20.

We refer to Note GG. Based upon disclosures provided elsewhere in the filing, it appears the pro forma adjustment to give effect to the maximum redemption of Pivotal common stock for the year ended December 31, 2019 should be 21,768,560 rather than 21,775,816. Please advise or revise as necessary.

In response to the Staff’s comment, Pivotal has revised the disclosure on page 119 of the Registration Statement as requested to fix the discrepancy. Pivotal also has revised Note GG to properly reflect the adjustment on the statement of operations.

Securities and Exchange Commission

November 10, 2020

Business of XL, page 151

21.

We note your disclosure that XL intends in the future to expand internationally. We also note that the forecasted financial information includes sales to international customers. We also note from your Investor Presentation, filed as exhibit to your Form 8-K filed September 21, 2020, that you plan to use $25 million of the funds to expand internationally. Please revise this section to disclose your international expansion plans by identifying the markets and your anticipated timeframe to enter into such markets.

In response to the Staff’s comment, Pivotal has revised the disclosure on page 156 of the Registration Statement as requested.

22.

Please elaborate on the development and timeframe of your product and services offerings. In that regard we note recent public statements by XL officers that XL Grid will be launching soon and that XL plans to introduce a hydrogen fuel cell fleet in 2022. Refer to XL Fleet – Fireside Chat with Pivotal Investment Corp. II and XL Fleet Conference Call, October 26, 2020.

In response to the Staff’s comment, Pivotal has revised the disclosure on page 158 of the Registration Statement as requested to elaborate on the development and timeframe for XL’s product and service offerings.

Business of XL

Customers and Backlog, page 155

23.

We note your disclosure that “As of September 25, 2020, XL has a backlog of 961 firm purchase orders representing $12.3M in revenue.” Please reconcile this disclosure with the public statements made by XL Chief Strategy Officer Tod Hynes and Jon Ledecky, Chairman & CEO of Pivotal Investment Corp. II that XL Fleet has $220 million in the current sales pipeline. Refer to IPO EDGE interview in September 2020. In your response, please address how the sales backlog disclosed in the filing and the public statements regarding the sales pipeline made by management are reflected in your forecasted financial information for XL found on page 88.

In response to the Staff’s comment, Pivotal has added additional disclosure on page 159 of the Registration Statement regarding how XL management uses its sales pipeline data and backlog as an indicator of expected future performance. The $220 million sales pipeline referenced in the IPO Edge article relate to sales pipeline opportunities that XL believes are opportunities for sales in calendar 2021. XL’s sales and marketing team uses a software tool to track all sales opportunities to existing and potential customers, identifying specific vehicles and XL systems for such vehicles. This is used by XL management to create projections about future aggregate sales pipeline opportunities for its existing products. XL management reviews its sales opportunity pipeline data and applies its historic conversion rates of sales pipeline and historical experience

Securities and Exchange Commission

November 10, 2020

with respect to lead time to create revenue projections and such revenue projections include the revenue represented by the committed backlog of firm purchase orders. XL management believes that its revenue estimates based on its sales pipeline data and committed backlog are important indicators of expected future performance.

Production/Supply Chain Partnerships, page 156

24.	Please revise to discuss the supply chain disruptions mentioned on pages 167-69. Also revise to clarify the nature of your arrangements with those suppliers.

In response to the Staff’s comment, Pivotal has revised the disclosure on page 160 of the Registration Statement as requested.

Recent Developments, page 165

25.

We note that XL obtained a loan under the Small Business Administration Paycheck Protection Program, pursuant to which the company borrowed $1,100,000. Please disclose the following: (i) the material terms of the loan; (ii) how you intend to use the loan proceeds; and (iii) whether you expect the loan to be forgiven. Please revise your risk factor section to disclose any associated risks with the loan, including, but not limited to the risk that all or parts of the loan may not be forgiven.

In response to the Staff’s comment, Pivotal has revised the disclosure on page 170 of the Registration Statement to disclose the material terms of the loan, the use of loan proceeds and that XL intends to repay the amount currently outstanding under this loan. Due to the fact that XL intends to repay the loan shortly after the consummation of the Merger, XL does not intend to apply for forgiveness of the loan and, accordingly, we believe that a risk factor is not applicable.

Results of Operations

Comparison of Six Months Ended June 30, 2020 and 2019, page 167

26.

Please expand your disclosure to provide further insight into known trends and your outlook in 2020. In that regard, we note recent public statements by Mr. Kazarinoff that XL expects to triple its revenue despite the challenges of the pandemic, and that XL is on track for $21 million in revenue in 2020. Refer to XL Fleet – Fireside Chat with Pivotal Investment Corp. II and XL Fleet Conference Call, October 26, 2020. We also note your disclosure that revenue decreased 27.6%, from $4.3 million in the six months ended June 30, 2019 to $3.1 million in the same period in 2020.

In response to the Staff’s comment, Pivotal has revised the disclosure starting on page 172 of the Registration Statement as requested regarding XL’s known trends and outlook for 2020. XL has updated and expanded it disclosures to include factors that accounted for the increase in XL’s revenues. XL also has incorporated into its revenue disclosure additional explanations for the expected increase in its 2020 revenue, along with the risks and uncertainties that it continues to face in achieving its revenue targets.

Securities and Exchange Commission

November 10, 2020

XL Hybrid, Inc. Consolidated Financial Statements

Notes to the Consolidated Financial Statements Note 2.

Summary Of Significant Accounting Policies

Segment information, page F-54

27.

We note your disclosure that you operate as one operating segment. Please disclose the factors used to identify your reportable segments, including the basis of organization in accordance with ASC 280-10-50-21.

In response to the Staff’s comment, Pivotal has revised the disclosure on page F-56 of the Registration Statement as requested. XL has reviewed the requirements of ASC 280-10-50-21 with respect to factors to be considered in making the assessment and conclusion of reportable segments. ASC 280, Segment Reporting, defines operating segments as components of an enterprise where discrete financial information is available that is evaluated regularly by the chief operating decision-maker (“CODM”) in deciding how to allocate resources and in assessing performance. XL respectfully advises the Staff that XL operates a single integrated business operation for the purpose of providing electrification kits to the owners of vehicles. XL’s Chief Executive Officer (“CEO”) is the CODM of the Company. The CODM is provided financial and operating information for the integrated business as a whole. Upon receipt of such information, the CODM evaluates and manages the operations based upon such integrated information, and the CODM utilizes this integrated information for purposes of allocating resources and evaluating XL’s financial performance. The CODM uses cash flows as the primary measure to manage the business and does not segment the business for internal reporting or decision making.    Based upon this information, the Company has concluded that it should report its operations as a single segment.

Revenue, page F-58

28.

We note in limited instances you provide installation services to end-user fleet customers related to the purchased hybrid electric powertrain equipment and that such services are not distinct within the context of the contract. Please tell us if revenue from contracts that include installation services are material and disclose the timing over which such revenues are recognized.

In response to the Staff’s comment, Pivotal has revised the disclosure on page F-61 of the Registration Statement as requested. XL’s revenues from contracts that include installation by XL personnel is immaterial. To date, XL has recorded these revenues at the time that the installation is completed, which is the same date for which XL records the revenue for the sale of the vehicle electrification kit.

Securities and Exchange Commission

November 10, 2020

General

29.

We note your Investor Presentation filed as an exhibit to your Form 8-K discussing the allocation and anticipated use of the funds in the post combination company. Please disclose the anticipated use of funds in the post combination company.

In response to the Staff’s comment, Pivotal has revised the disclosure on page 176 of the Registration Statement as requested.

*************

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Eric T. Schwartz

Eric T. Schwartz

cc:	Mr. Jonathan J. Ledecky